

January 27, 2009

Via Facsimile and U.S. Mail

Daniel Mitz
Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303

> Re: **Wavecom S.A.**
> **Schedule 14D-9 filed on January 8, 2009**
> **Amd. 1 to Sch. 14D-9 filed on January 14, 2009**
> **Amd. 2 to Sch. 14D-9 filed on January 20, 2009**
> **Amd. 3 to Sch. 14D-9 filed on January 23, 2009**
> **SEC File No. 5-50760**

Dear Mr. Mitz:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms used in this letter have the same meaning as in the offer materials listed above.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Schedule 14D-9 filed on January 8, 2009

Item 3. Past Contacts, Transactions, Negotiations and Agreements

1. We note the disclosure on pages 4-5 regarding the recent changes to Mr. Black's service agreement, which, pursuant to French law, must be submitted to shareholders for their approval at a shareholders' meeting. You disclose that the modifications will be submitted for approval at the first general shareholders' meeting to take place

following the expiration of the Offers. Clarify, if true, that if the Offers are successfully consummated, Sierra Wireless will have the votes to approve the modifications. Your revised disclosure should also state what percentage of shareholders must vote to approve the modifications.

Cautionary Note Regarding Forward-Looking Statements

2. The safe harbor for forward-looking statement contained in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer, such as those that appear in the offer materials. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the references to the Reform Act, or revise the disclosure to make clear that its safe harbor protections do not apply to statements made in the tender offer materials.

Where you can find more information

3. Revise this section to clarify whether you are incorporating by reference into the Statement, and if so, *what* information you are so incorporating. Your disclosure here is confusing because you explain that the SEC's rules allow incorporation by reference of information that appears in other filings, but then does not specify whether you are doing so. Be aware Schedule 14D-9 does not permit the "forward incorporation by reference" of information that may appear in Wavecom's future filings.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analysis. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions